April 8, 2014

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3611

Re:         Texas South Energy, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2013
Filed February 13, 2014
Form 10-K/A for the Year Ended October 31, 2013
Filed March 21, 2014
File No. 333-171064

Dear Ms. Cvrkel,

In response to your comment letter dated March 27, 2014, Texas South Energy, Inc. (the “Company,” “Texas South,” “we,” and “us”) has the following responses.

Form 10-K/A for the Year Ended October 31, 2013 filed March 21, 2014

General

1.
We note from your disclosure on page 1 that in connection with the filing of this Form 10-K/A and pursuant to Securities and Exchange Commission (“SEC”) rules, you are including currently dated certifications.  However, it does not appear that these certifications have been filed.  Please revise your Form 10-K/A to include currently dated Section 302 and Section 906 certifications.

RESPONSE:

We inadvertently omitted our Section 302 and Section 906 certifications from the Form 10-K/A filed March 24, 2014 (“Amendment No. 1”).  We have filed Amendment No. 2 to Form 10-K which includes all of Amendment No. 1, except for the changes set forth in this letter.  Our Section 302 and Section 906 certifications are filed as exhibits to Amendment No. 2.

Securities and Exchange Commission
April 8, 2014

Report of Independent Registered Public Accounting Firm, page 9

2.
We note from your response to our prior comment 2 and your amended Form 10-K that you have revised the independent auditors report to disclose that you did not audit the financial statements for the period from March 15, 2010 (inception) to October 31, 2012. Those financial statements were audited by other auditors whose report dated February 12, 2013, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company’s ability to continue as a going concern.  However, we believe that your audit report should refer to the specific financial statements that you did not audit because they were audited by other auditors.  In this regard, we believe that your disclosure should be revised to indicate that you did not audit the balance sheet as of October 31, 2012, or the statements of operations, stockholders’ deficit and cash flows for year then ended and for the period from March 15, 2010 (inception) to October 31, 2012, as those financial statements and cumulative totals were audited by other auditors whose audit report dated February 12, 2013 is included in this filing.  Please revise accordingly.

RESPONSE:

We have revised our disclosure to clarify which financial statements were audited by other auditors, by adding the following:

“We did not audit the balance sheet as of October 31, 2012, or the statements of operations, stockholders’ deficit and cash flows for the period from March 15, 2010 (inception) to October 31, 2012, which totals reflected a deficit of $55,895 accumulated during the development stage. Those financial statements and cumulative totals were audited by other auditors whose report dated February 12, 2013, expressed an unqualified opinion on those statements and cumulative totals, and included an explanatory paragraph regarding the Company’s ability to continue as a going concern. Our opinion, insofar as it relates to amounts included for that period is based on the report of other independent auditors, mentioned above.”

Regards,

/s/ James M. Askew
James M. Askew
Chief Executive and Chief Financial Officer